Mr. Bryan J. Pitko for
Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission

Re: Amendment No. 1 to Registration Statement on Form 10-12G
Filed June 7, 2013
File No. 000-54933

Dear Messrs Pitko and Riedler:

On behalf of TNI BioTech, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of June 20, 2013 containing comments regarding the Amendment No. 1 to Registration Statement on Form 10-12G filed on June 7, 2013 and the responses to the Comment Letter of May 20, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text.

General

1.
We acknowledge that in response to prior comment 2 you have included unaudited financial statements as of March 31, 2013 in your filing. In addition, please update the other sections of your filing with updated financial information as applicable.  For example, management’s discussion and analysis of financial condition and results of operations should include a comparison of your most recent interim period with the same interim period of the previous year.

Additional information for the quarter ending March 31, 2013 has been added to the disclosure.

2.
We note that you have submitted an application for confidential treatment relating to certain of your exhibits. Please be advised that we will perform an independent review of this application and will issue any comments under separate cover.

3.
We note your response to prior comment 4 and reissue the comment in part.  Please revise Note 2 to your notes to financial statements to disclose your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) in your discussion of your significant accounting policies.

Note 2 of the disclosure has been revised to include the JOBS Act election.

Item 1. Business
Our Business and Patents, page 4

4.
We note your response to prior comment 8.  Please further amend your disclosure to identify what CD3, CD4, CD8, CD25, and CD56 refer to.  Please also disclose the benefits of the increase in CD cells, as well as NK and lymphoproliferative activity, and disclose what you mean by “increased killing activity.”

CD3, CD4, CD8, CD25, and CD56 refer to the adaptive cell immunity of the immune system which consists of three (3) different arms.  Helper T Cells (Th1/Th2) (CD4+), CytotoxicT Cells (CTL)(CD8+) and CD4+CD25+T cells (Treg). Th1 cells help the regulation of cellular immunity via secreting cytokines such as Gamma Interferon (IFN-γ), Interleukin-2 (IL-2) and tumor necrosis factor (TNF), playing a role in anti-infection like antivirus (anti-HIV) and anti-cancer. Th2 cells help B cells produce antibodies. CTL mediates in killing tumor cells. Treg cells balance immunity through negative feedback regulation; Suppressor T-Cells (CD8) slow down the activities of the immune system. The balance between Helper T-Cells and Suppressor T-Cells plays a critical role in regulating the immune system. In AIDS for example, there is a loss of Helper T-Cells and an increase in Suppressor T-Cells resulting in suppression of the immune system; and Cytotoxic or Killer T-Cells (CD8), which attaches to and destroy viruses (HIV, for example) and tumor cells.

This information is located in the “Our Approach” section. Page 4 has been revised to provide a simplified, explanatory answer without specifically listing all of the CD cells.

The paragraph now reads:

One month after the last dose of MENK was administered, there was increased “killing activity” (which means the destruction of diseased cells) by both T-cells and natural killer (“NK”) cells. The MENK treatment was generally well tolerated. High dose MENK significantly increased adaptive cell immunity resulting in increased activity of the body’s immune system which helps the body fight disease.  One patient in the high dose group administered by rapid intravenous infusion experienced dizziness, diaphoresis, elevated blood pressure and decreased pulse rate. These signs and symptoms were responded to with supportive measures.

5.
We note your response to prior comments 9 and 10.  Please amend your disclosure to list which INDs are currently active and which are currently inactive, as well as whether you currently hold those INDs.  We suggest that you organize this list in tabular form.

A table has been added with this information.

6.
We note your response to prior comment 13 and your indication that you are seeking confidential treatment for certain terms of the agreements cited in our prior comment. Please note that we are not willing to grant confidential treatment for material terms of significant agreements.  That said, we are generally willing to grant confidential treatment for individual milestone payment terms and specific royalty provisions provided that the aggregate potential milestone payments and a percentage range of royalty payments are disclosed in the registration statement.  Accordingly, please revise your disclosure to include the following information about your material agreements under section headings which identify the specific agreement to which your disclosure applies:

For your Sale of Technology Agreement with Dr. Nicholas P. Plotnikoff:
●	the amount of consideration provided in exchange for the technology transferred;

For your License Agreement with Ms. Jacqueline Young:
●	the estimated expiration date for the patents licensed under this agreement;

For your Patent License Agreement with Dr. Jill Smith and LDN Research
Group, LLC:
●	a percentage range of royalties within a ten-percent range (e.g., “between 25- percent and 35- percent, “high single digits,” etc.) and,
●	the estimated expiration date for the patents licensed under this agreement;

For your exclusive licensing agreement with The Penn State Research Foundation:
●	the license initiation fee;
●	a percentage range of royalties within a ten-percent range;
●	the aggregate amount of potential milestone payments to be made; and
●	the estimated expiration date for the patents licensed under this agreement;

For your Patent License Agreement with Professor Fengping Shan:
●	the upfront license fee;
●	a percentage range of royalties within a ten-percent range; and
●	the estimated expiration date for the patents licensed under this agreement.

All information relating to the expiration of the patents is in the patent chart located in the “Patents, Licenses and INDs” section. All other information has been added to Note 10 of the Financial Statements.

7.
We note your response to prior comment 14 and that you have included certain of the patent numbers in your revised disclosure.  However, you have not provided expiration dates nor is it always made clear to which of your product candidates these patents relate. Please revise your disclosure to provide a table which identifies the patents that are most material to your product development efforts.  This disclosure of your most material patents should be organized by the underlying product candidate to which the patents relate. Where there are numerous material patents essential to the development of an underlying product candidate please provide a range of the expected expiration dates for the underlying patents.  Your tabular disclosure should also identify the jurisdiction of any issued patent or patent application.

A table has been provided in the “Patents, Licenses, and INDs” section in Item 1. Business to provide this information.

8.
We note your response to prior comment 16.  Please further amend your disclosure to identify the standard of care drugs used in your Phase II trials for LDN for Crohn’s disease.  Please also amend your disclosure to explain what CDAI and PCDAI scores are and how they impacted the results of the trials.

To date, the comparator used in the clinical trials has been stable doses of standard of care in combination with LDN or with placebo.  However, patients enrolled in these trials had significantly elevated CDAI (Crohn’s Disease Activity Index) and PCDAI (Pediatric Crohn’s Disease Activity Index) scores upon enrollment despite maintenance standard of care drugs and other concomitant medications. CDAI is an index utilized to determine an adult patient’s progress, or lack of progress with their disease state and PCDAI is the corresponding pediatric index. The CDAI and PCDAI are utilized to provide a common scoring method of disease state across multiple sites.  This scoring method takes into account symptoms such as abdominal pain and frequency of liquid or very soft stools.  In addition to the CDAI or PCDAI, the Simple Endoscopic Score for Crohn’s Disease (SES-CD) will be utilized to determine endoscopic disease state and changes in endoscopic activity pre- and post-treatment.

In our Phase II and Phase III trials in Crohn’s disease with LDN, we will not have a standard of care comparative arm; however, all patients will be required to be on stable doses of medications for Crohn’s disease; during the preceding 4 weeks for aminosalicylates and steroids, and preceding 12 weeks for azathioprine or 6-mercaptopurine for adults and stable doses during the preceding 2 weeks for steroids, 4 weeks for aminosalicylates and 8 weeks for immunomodulators (i.e. azathioprine, mercaptopurine (6MP), methotrexate) for children.

This information has been provided in the “Crohn’s Disease” information of the Treatment Focus Section.

9.
We note your responses to prior comments 17 and 18.  Please amend your disclosure to include your analysis supporting the use of 505(b)(2) as a basis for your pivotal Phase II trial for LDN to treat Crohn’s disease.  Please also revise your disclosure to include your statement concerning the guidance received from the FDA and the expected timing of the submissions for final protocols of your Phase III trials and expected initiation of the trials.

The disclosure has been amended to include the requested information regarding the use of 505(b)(2) and the FDA.

The following information has been included in the 505(b)(2) section:

As there is a sufficient database of information around the safety of this product, and the reference listed drug (NDA 018932 REVIA) is being used, the FDA agreed that a 505(b)(2) application would be an acceptable approach at this time. We anticipate submission of our final protocols and initiation of our Phase III trial in the first half of 2014.

The following was added to the Treatment Focus Section under “Crohn’s Disease”:

TNI BioTech concluded a Type C Meeting with the FDA on June 26, 2013 to discuss moving into Phase III and the protocol designs. Based on the guidance from the FDA, the Company plans to submit final protocols for the IND in the fourth quarter of 2013 or the first half of 2014.

10.
We note your response to prior comment 19.  Please expand your disclosure on page 6 to elaborate on your statement regarding the skepticism by the Zagon/Smith team regarding the immunodulatory mechanism of action for MENK.  Specifically, please discuss the specific concerns that the Zagon/Smith team expressed and how such skepticism could impact the development of MENK as an immunomodulatory therapy.  Please also include an independent risk factor that addresses how the assumptions you have made about your product development may prove to be incorrect and incorporate the skepticism expressed by the Zagon/Smith team and any related discussion into the body of that risk factor.

Based upon published literature, TNIB holds its position, that in oncology in particular, MENK has two possible mechanisms of actions:
1.      Immunomodulatory effects and
2.      Direct anti-cancer inhibitory effects

The Zagon/Smith team feel the primary factor in the treatment of cancer in particular with MENK is its ability to bind to the opioid receptor on cancer cells, having a direct impact on inhibiting cancer growth. However, the immunomodulatory mechanism of action for MENK exists as well, and is supported by multiple publications. Details for each rationale is provided below.

Support for the use of MENK as an immunomodulatory treatment:
While Dr. Nicholas Plotnikoff was a faculty member at Oral Roberts University, he discovered that all three of the classical opioid receptors are expressed on most subsets of immune cells, and that either in vitro incubation with MENK or parenteral administration of MENK in vivo increased the number and functional activities of T cells, including cytotoxic CD8+ T cells, and also natural killer (NK) cells (Plotnikoff et. al., 1997). Following those pioneering studies, several other investigators observed that administration of MENK to mice and humans, especially those with immunodeficiencies associated with cancer or HIV/AIDS, increased CD4+ and CD+ T cells, and increased various immune functions, including cytotoxic activities of both T cells and NK cells (Wybran et al., 1991; Wybran et al., 1987; Bihari et al., 1999). More recently, Drs. Fengping Shan and Nicholas Plotnikoff have reported that MENK treatment of mice stimulates the cytotoxic activities of T cells and NK cells and reduces levels of T regulatory cells, and augments therapeutic effects in tumor-bearing immunocompetent mice (Shan et al., 2011).

Support for the use of MENK as an inhibitor of cancer cell growth:
MENK has been found to exert a profound inhibition on the initiation and progression of human pancreatic cancer in vitro and in vivo (Zagon et al., 1997, Zagon et al., 2000). This led to the discovery that MENK interacted with a novel opioid receptor (OGFr) on human cancer cells (ovarian, SCCHN, pancreatic, colorectal) creating a competitive inhibition profile and subcellular location that is different from other well-known “classic” opioid receptors [mu (µ), delta (δ) and kappa (κ)] (Zagon et. al., 2000).  The other “classic” opioid receptors have not been found to have any impact on cell growth; thus there is specificity in the MENK-OGFr interaction which regulates cell proliferation (Zagon et. al., 2009).  In an extensive number of experiments that have been conducted on human pancreatic cancer cells in tissue culture exposed to a variety of opioid-related compounds, MENK was the only compound that inhibited cell proliferation (Zagon et al., 2000). Based upon data from multiple in vivo and in vitro studies conducted by Zagon et al., the onset and/or progression of some cancers may be related to defects in MENK and/or OGFr, which would promote or exacerbate tumorigenesis. These findings show there may be an advantage in up-regulating the peptide (e.g., MENK administration) to enhance anti-cancer activity (Zagon et al., 2009).

Therefore, as opioid receptors are not only found on cancer cells, but also on most subsets of immune cells, MENK has the ability to not only inhibit cancer cell growth, but also have a direct impact on the patient’s immune system by increasing the number and functional activities of T cells and NK cells.

Even though there is skepticism regarding the direct mechanism of action for the treatment of cancer in particular, there has not been skepticism in MENKs ability to have a direct impact on cancer treatment.  We do not anticipate any impact with the development of MENK as therapy for oncology, as there is sufficient evidence to prove it enhances the immune system and inhibits cancer cell growth as discussed above.

We do not feel that an independent risk factor is needed for this product, as the potential risk based upon our assumptions does not affect product development.  The assumptions and skepticisms are around the mechanism of action or how it actually works and not around if it works.

11.
We note your response to prior comment 21.  Please revise your disclosure to provide a summary of the clinical studies you discuss in your response.  Please also include a discussion of the adverse events experienced by patients in the trials.

The disclosure has been amended to include this information that was provided in the response to comment 21 for the previous response letter.

The Products, page 12

12.
We note your response to prior comment 22 and in particular your discussion of the regulatory status for your product candidates.  Please revise this section of your disclosure to provide define the terms “EOP1 meeting,” and “type C meeting” and what such meetings indicate about the regulatory development of the underlying product.

This section has been revised to define the different types of meetings according to how the FDA explains them. These meetings take place at crucial points to help the applications along the way, and the type of meeting the applicant has signifies where in the process they are.

13.
We note your response to comment 24.  Please clarify whether the studies conducted by Drs. Plotnikoff and Bihari resulted in MENK being defined as a “therapeutic vaccine.” If so, please reinstate this disclosure and revise your disclosure to explain how a therapeutic vaccine differs from an immunomodulatory drug and how the conclusions of Drs. Plotnikoff and Bihari impact the development of MENK as an immunomodulatory drug.

A therapeutic vaccine is an injected therapy that improves a patient’s immunity against a particular disease.  As MENK works to boost the patients’ immune system to fight off a range of diseases, including its ability to inhibit cancer cell growth, the term “therapeutic vaccine” is not a good description, and therefore we would like to keep the term removed and refer to MENK as an immunomodulatory drug.  In addition, as MENK can also be delivered not only as a vaccine, but by other modes of administration (e.g. oral or topical) it is most appropriate not to reference this treatment as a “vaccine”.

14.
We note your response to prior comment 26.  Please revise your disclosure in this section to include the discussion provided in your response and explain more fully the relationship you have with GB Oncology & Imaging Group, LLC, the Brewer Group, American Hospitals and Resorts, etc., including a description of the material terms of your agreement with GB Oncology and any other agreement you have entered into with the other entities, including your financial commitments to them.  Please also revise your disclosure to identify the “large employers who operate on-site clinics” and discuss the terms of your underlying relationship with these entities.

This information has been added to the Business Strategy Section.

Distribution and Production, page 15

15.
We note your response to prior comment 28 and reissue the comment in part.  Please amend your disclosure to include the material terms of your agreement with Laboratorios Ramos including exclusivity provisions, duration, and termination provisions.  Please also file this agreement as an exhibit to your registration statement or provide an analysis as to why the agreement is not required to be filed.

The agreement with Laboratorios Ramos is in its final stages of execution. The parties are in agreement but are in the process of getting notarized signatures with Apostille before this agreement will be effective. Once the agreement is fully executed, it will be disclosed in a Current Report on Form 8-K.

16.	We note your response to prior comment 29. Please include this information in your disclosure where appropriate.

The prior response should have been clarified to explain that TNI will not be expending any money to open the clinic in Malawi; the cost to open the clinic is approximately $1,000,000, but such costs will not be paid by TNI.

Government Regulations, page 16

17.
We note your response to prior comment 31. Our comment was intended to solicit a broad discussion of the drug regulatory process in the United States and the other countries where you intend to operate. Please revise this discussion to include such a discussion, explaining, for example, the process of applying for an IND, conducting at least three phases of clinical trials, submitting an NDA, etc., along with a comparable discussion of the non-U.S. regulatory process you will be subject to.

Additional information on procedure for the countries the Company has contracts with or will be operating in have been added to the Government Regulations section. It includes information on the US, Nicaragua, Nigeria, China, Malawi and Equatorial Guinea. Many of the African countries do not have a local FDA. TNI BioTech is using Nigeria as the guideline for submission in Africa.  The Company’s partner in China will be handling all of the local regulatory matters.

Item 1A. Risk Factors, page 18

18.
We note that your Form 10-Q for the period ended March 31, 2013 discloses that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are ineffective.  Please revise your risk factor disclosure to include a separate risk factor which identifies the basis for the conclusion that your disclosure controls and procedures are ineffective.  Your disclosure should discuss all material risks resulting from the issues identified.

The following risk factor was added:

Our internal controls are ineffective.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on the evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are ineffective to ensure that information disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. This determination was based on the lack of segregation of duties and the lack of an auditing committee which creates a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  A material weakness means there is a risk that our financial reports or other filings may contain an error or inaccuracy.

 “Failure  to  obtain  regulatory  approvals  in  foreign  jurisdictions…,”  page  40

19.
We note your response to prior comment 42.  Please amend your disclosure to state the country which Minister of Health, Drug Regulatory Authorities you are working with and list the other African nations where an FDA exists.  Please briefly summarize the regulatory process(es) you must pursue in each of these countries, and note any significant differences among them.  Similarly, briefly summarize the regulatory process mandated by the State Food and Drug Administration in China.

The disclosure has been amended to provide additional regulatory information including procedure for the countries the Company currently has agreements with: Malawi, Equatorial Guinea, Nigeria and China.

 Healthcare reform  measures could hinder or prevent the commercial success  …,”  page  40

20.
Please revise your risk factor disclosure with respect to the ongoing adjudication of the constitutionality of the Patient Protection and Affordable Health Care Act to reflect the Supreme Court’s determination to uphold PPACA in June 2012.

This risk factor has been amended.

Item 2.  Financial Information
Management’s Discussion  and  Analysis  of  Financial  Condition and Results of Operations
Results of Operations –  Year Ended December 31, 2012 Compared to Year Ended December 31, 2011
Operating Expenses, page 47

21.
 Please refer to your responses to comments 48 and 55 and the additional disclosure provided.  Please revise the disclosure to discuss the loss from extinguishment of debt.  In addition, the disclosure relating to selling, general, and administrative expenses and research and development expenses does not agree with the amounts on the Statements of Operations.  Also, reconcile the disclosure with the disclosure on page 33 which states that you’ve spent $1,200,000 in cash plus stock for acquisition and research and development.  Please revise the Statements of Operations to properly reflect the nature of each expense item such that research and development and selling, general, and administrative costs properly reflect all costs.

Operating expenses totaled $153,088,578 for 2012, as compared to $0 for 2011. We anticipate that certain operating expenses will continue to increase for fiscal year 2013 as we continue to build our infrastructure and develop our products.

Included in selling, general and administrative expense was an impairment of goodwill of $98,000,000 in 2012, compared to $0 in 2011, which was related to the acquisition of TNI BioTech IP, Inc.

Also included in selling, general and administrative expenses in 2012 were charges arising from the settlement of debt in exchange for equity.  There were no such costs in 2011.  In 2012, the Company issued 2,800,140 shares of common stock with a fair market value of $22,204,864 for the retirement of $250,500 of principal and $94,000 of accrued interest of four convertible promissory notes payable during the year ended December 31, 2012.  An original discount of $191,595 was recorded upon issuance during the year ended December 31, 2009. The terms of the conversion were modified during the year ended December 31, 2012 and the terms varied between $0.01 and $0.20 per share. In accordance with ASC 420-20-40, Debt-Debt with Conversions and Other Options-Derecognition, the Company recognized a loss on settlement of debt of $21,668,769 to reflect the modification in terms of the conversion of the convertible promissory notes, payable based upon the fair market value of the common stock at the date the lender accepted the conversion offer.  The promissory notes payable were not between related parties of the Company.  Convertible promissory notes totaled $432,363 and $682,863 at December 31, 2012 and 2011, respectively.

The Company also issued 101,310 shares of common stock with a fair market value of $462,039 for the retirement of $25,000 of principal and $543 of accrued interest of two promissory notes payable during the year ended December 31, 2012. The conversion rate for the $20,000 promissory note payable was $0.20 and the conversion rate for the $5,000 promissory note payable was $4.82. The Company recognized a loss on settlement of debt of $436,496 for the year ended December 31, 2012. The promissory notes payable were not between related parties of the Company.

The Company recorded stock warrant expense of $25,810,469 in 2012 as compared to $0 in 2011. This amount was calculated using Black Scholes, as the cost for issuing stock warrants.  The warrants were issued to purchasers of company stock as an inducement to purchase the stock.  No R&D related costs were incurred in this regard.  The stock warrant expense was calculated using Black Scholes method.

Amortization of prepaid consulting fees totaled $17,004,479 in 2012, as compared to $0 in 2011. These fees were incurred for introductions to investors and investment bankers and market support through introductions to retail brokers; preparation of analyst reports to initiate Wall Street analyst coverage of the report; arrangement of conferences for the Company to present business plans and science; consultation for manufacturing pharmaceutical compounds and supervision for quality control; procurement of research equipment; and consulting for the construction of a manufacturing facility and manufacturing in Nicaragua.

The Company issued stock for services which totaled $9,160,980 in 2012 as compared to $0 in 2011. Services related to incorporation and start up of the Company; accounting services; services to raise equity; consulting related to R&D for production, set up of manufacturing facilities.  $4,665,980 of this cost was allocated to selling, general and administrative expenses; $4,495,000 was incurred for research and development.

Depreciation and amortization expense were $1,570,232 in 2012 as compared to $0 in 2011 which related primarily to the amortization of patents and licenses.

Selling, general and administrative expenses paid in cash were $1,361,228 in 2012, compared to $0 in 2011.  These expenses included consulting expenses, dues and subscriptions, office expenses, incorporation and merger expenses, payroll costs, professional fees, stock listing expenses, and travel costs.

Research and development cash expense totaled $181,190 in 2012 as compared to $0 in 2011. Cash expenses in 2012 comprised contracted technical and administrative services, travel, office supplies, payroll, licensing fees, and rent expenses.

Stock Issued for Services and Stock Warrant Expense, page 48

22.
We acknowledge the information provided in response to prior comment 57.  We note that the trading value was not used for many of these transactions.  Please disclose and tell us how you accounted for the difference between the trading value and the amount paid for your common stock.  Provide additional disclosure in the filing as applicable to clearly indicate your accounting policy for these transactions, the amount of compensation or other expense recorded in your financial statements for the difference between the trading price and the amount issued and provide us the detail of how the amounts were derived.

To value the stock issued for services after March 28, 2012, the Company used the stock prices on the dates that the services agreements were entered into. Stock warrant expense for warrants issued after March 28, 2012 was calculated using the stock price on the dates that the related underlying stock was issued to the investors.

When accounting for stock-based transactions with non-employees, the Company follows the requirements of ASC 505-50-05-5.  The pronouncement requires all non-employee transactions, in which goods or services are the consideration received in exchange for equity instruments, to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  In 2012, the Company used the fair value of the equity instruments issued to determine the cost of all stock issued for services.  In 2012, in all cases the fair value of warrants issued for services was determined using the Black-Scholes model.

Item 5. Directors and Executive Officers, page 50

23.
We note your response to prior comment 50.  Please revise this disclosure to more clearly state the business experience of your President over the last five years and the experience, qualifications, attributes or skills that led you to conclude that your Chief Operating Officer should also be a member of your Board of Directors.

Dr. Youkilis’ business experience of the past 5 years has consisted of work with Dr. Plotnikoff to further the patents that were acquired by TNI IP and are licensed by TNIB.

The disclosure has been amended to include the following paragraph:

Since his retirement from John H. Stroger Hospital in 2007 until the patented technology was acquired by TNIB IP, Inc., Dr. Youkilis has worked closely with Dr. Plotnikoff on the development of this patented technology. Specifically, he worked to acquire pertinent clinical data, obtain and enhance the patent coverage and raise funds for clinical trials.

Mr. Pearce was on the board of directors prior to becoming TNIB's Chief Operating Officer.  The Company felt his experience was still needed on the board for deliberations regarding the Company's business.  He has maintained good relationships with the members of the board, which makes him an effective consensus builder in coming to decisions to be made by the board of directors.

Item 6. Executive Compensation, page 54

24.
We note your responses to prior comments 51 and 53. Your revised executive compensation disclosure is significantly different from that you provided in your previous filing. Please confirm that you did not in fact issue common stock purchase warrants to either your Chief Executive Officer or your Chief Financial Officer in fiscal year 2012, but rather paid each of them a base salary and a bonus in the form of a common stock award.  Please also confirm that the base salaries you report, all of which are different from those included in your last filing, are accurate and explain the reason(s) for the discrepancy in the disclosure between the two filings.

The Company did not issue common stock purchase warrants to either the Chief Executive Officer or Chief Financial Officer in 2012.

The Chief Executive Officer signed a 3-year employment agreement in March 2012, in accordance with which she was entitled to receive a base annual salary of $300,000, increasing by 5% per year, an allowance of $1,500 per month, health benefits, and a bonus at the discretion of the Company's Board of Directors.  In 2012 she was paid cash salary in the amount of $24,449.88.  The balance of her salary was deferred for future payment.

The Chief Financial Officer signed a 6-month services agreement in December 2012 in accordance with which he was entitled to receive a monthly payment of $5,000.

The compensation table in the original Form 10 filed on April 22, 2013 disclosed the annual wages for the officers as stated in the employment agreement.  However, the officers did not provide services until later in the year and the amounts actually paid to the officers were prorated based upon the months of service.  The compensation table reported on the Form 10-12G/A filed on June 7, 2013 reports the wages that were actually paid to the officers.

Item 10. Recent Sales of Unregistered Securities, page 56

25.
We note your response to prior comment 54.  Please revise your disclosure to include this response and expand it to discuss the holding periods that are applicable to the holders of the restricted shares.

The holding periods for shareholders may vary depending on their personal ownership, how and when they acquired shares and whether at the time they wish to resell the stock all requirements are met under the particular exemption they seek to use. For example, holding periods could vary between someone who buys directly from the Company versus someone who buys from an affiliate or from someone with free trading shares. We respectfully request that the language regarding how the shares were issued and that they are restricted unless registered or exempt from registration be sufficient as the Company does not want to provide information that may be applicable to one shareholder but not another and could cause confusion.

Financial Statements
Statement of  Stockholders’  Equity,  page F -4

26. We do not see the changes made in response to comment 59.  Please revise the description of the “Issuance of common stock for issuance of warrants” line item to clarify that no common stock was issued.

This change has been made.

Notes to the Financial Statements
2. Summary of Significant Accounting Policies

27.
Please refer to your response to comment 60.  It is unclear what you meant by your statement that pursuant to the Jumpstart Our Business Startups Act an emerging company is not required to adopt new accounting policies for a period of 5 years and we did not understand your statement that “there are no accounting policies.”  Please disclose the accounting policy you have used to record the U.S. government research grants that you apparently received.

The prior response should have said that there weren't any government grants and, as such, the Company doesn’t have any corresponding accounting policies. There may have been some prior confusion as some of the licensed patents were developed at universities, which may have received government funding. The Company does not currently receive any government grants.

Basis of Presentation, page F-7

28.
Please refer to your response to comment 61.  It does not appear that the statement recommending that the footnote disclosures made in your financial statements be read in conjunction with your financial report has been removed.  Please readdress prior comment 61.

This paragraph has now been removed.

Intangible Assets, page F-9

29.
Please refer to your response to comment 62.  Please revise your disclosures to consistently describe that patent license agreements were acquired.  For example, in this note you state that licenses and patents were acquired and in another place you state that only patents were acquired.  On pages F-4 and F-6 you state that patents were acquired. On page F-16 you refer to license agreements of $16,006,000.  Please revise throughout the filing for consistency.

The disclosure has been revised regarding the Company’s acquisition of the licenses for the patents.

5. Promissory Notes, page F-12

30.
 Please refer to your response to comment 64.  Please revise this note to clarify that the note was not with a related party and disclose the conversion rate terms.  Also please provide us a calculation of the loss and tell us how your calculation complies with ASC 470-20-40-13 through 470-20-40-17.  If you believe you fall under ASC 470-20-40-16, please note that the expense should equal the fair value of the securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.  If you believe other guidance applies, please cite the guidance you are using.

In accordance with ASC 470-20-40-16, the Company recognized an expense equal to the fair value of the securities transferred on the conversion of the promissory notes in excess of the fair value of securities issuable pursuant to the original conversion terms.  The promissory notes were not held by a related party. The fair value of the securities was measured as of the date the inducement offer was accepted by the convertible debt holder, which was determined to be the date the debt holder converted the debt into equity securities.

Robert Johnson is a former officer and director and is not a related party; this has been clarified in the disclosure as well.

6. Capital Structure-Common Stock and Common Stock Purchase Warrants
Stock Warrants, page F-13

31.
Please refer to your response to comment 66. Please tell us if the warrants fall under the scope of ASC 480-10.  If not, please provide us your analysis of whether or not the warrants should be accounted for as derivatives pursuant to ASC 815.  Please tell us the terms of each warrant issuance, including any conditions in which there may be adjustments to the exercise price.  Provide us your calculation of the amount of warrants recorded in your Statements of Stockholders’ Equity.

According to ASC 480-10, certain financial instruments must be classified as a liability. They are:
1.	Mandatorily redeemable financial instruments: ASC 48-10-25-4
2.	Obligations to repurchase the issuer's equity shares by transferring assets: ASC 480-10-25-8
3.	Certain obligations to issue a variable number of shares: ASC 480-10-25-14

By their terms, the warrants issued by the Company in 2012 did not meet the definitions of any of the instruments covered by ASC 480-10.  The warrants were not mandatorily redeemable by the Company.  The warrants did not give their holders any rights to require the Company to repurchase its equity shares.  The warrants required the Company to issue a fixed number of shares at all times.

According to ASC 815, derivative instruments have the following characteristics:
1.	Underlying and notional amounts
2.	No initial net investment or smaller than usual initial net investment
3.	Require or permit net settlement

In no instance did a stock warrant issued by the Company require or permit net settlement.  Accordingly, the Company did not apply ASC 815 to the warrants.

10.  Licenses and Supply Agreements
Patent and Subsidiary Acquisition, page F-16

32.
You disclose on page 56 that you recorded 6 million shares with a fair market value of $.001 on March 23, 2012 and 2 million shares with a fair market value of $8 on April 24, 2012.  We note that the trading value on March 28, 2012 was $10.01 per share.  As it is not clear that the $.001 was the trading value on March 24, 2012, please clarify in the filing and tell us how the $.001 was derived and why it represents fair value on March 23, 2012.

The price of the stock on March 23, 2012 was $0.009. The stock had little or no volume for some time prior to that date, essentially making the value of the stock less than $0.009 as there really was not a market for the stock, the par value of $0.001 was used. The closing price on April 24, 2012 was $8.00 per share. A list of the trading prices and volume for a range of dates that cover March 23, 2012 and April 24, 2012 is attached, and was obtained from the OTC Markets.

33.
Please refer to your response to comment 67.  You state that as of the acquisition, TNI BioTech IP, Inc. had no assets, no liabilities and no operations and that therefore, the disclosure of the financial statements for the business acquired and the pro forma financial statements were not material to the overall financial statements and were not included.  However your disclosure in the note states that Dr. Plotnikoff and Dr. Shan have been specializing in research activities directed toward the study of cytokines, which are hormones naturally produced by the immune system.  In addition, you recorded $98 million of goodwill relating to this acquisition.  Please tell us when TNI Biotech IP, Inc. was formed and the nature of its operations subsequent to being formed.

Tell us who the owners were and the percentage ownership of both TNI Biotech IP, Inc. and the company at the time of acquisition.

If TNI BioTech IP, Inc. was a shell company upon acquisition and thus you do not believe a business combination occurred pursuant to ASC 805-10-20 and ASC 805-10-55-4 through 55-9, please clarify in the filing the basis for your conclusion and provide us your analysis of the appropriate accounting treatment for the acquisition.  If you do not believe a business combination occurred or you acquired a shell, it does not appear that recording goodwill was appropriate.

At the date it was acquired by the Company, TNI BioTech IP, Inc. had no liabilities and no operations.  Its only assets were the intellectual property it had acquired earlier from Drs. Plotnikoff and Shan.  At the time of acquisition that intellectual property had not been commercialized nor were any royalties owed to TNI IP or to Drs. Plotnikoff or Shan.  TNI IP had no processes that gave it or any third party the ability to produce products or services. Accordingly, the Company took the position at the time of the acquisition that the value of TNI IP's assets had no basis, because the Company could not determine a value. TNI BioTech, IP was not a shell company.

Shareholders at the date of the acquisition (see attached list) consisted mainly of professionals whom the Company believed could help it develop products from intellectual property in TNI IP and acquired later by the Company.  None of the shareholders held an executive management role in the Company.

13. Subsequent Event: Common Stock Purchase Warrant Exercises, page F-19

34.
Please refer to your response to comment 71.  As it appears that the new exercise price is significantly below the trading value and the amount originally recorded, please provide us with a calculation of the $60,000 and cite the applicable GAAP guidance you are using to support your accounting treatment for the change in exercise price and term.

On January 14, 2013, TNI BioTech extended an offer to holders of Common Stock Purchase Warrants issued by the Company in 2012 to purchase any outstanding balance of their 2012 warrants at a reduced exercise price of $0.75 per share.  The offer expired on March 20, 2013.  Pursuant to the offer, holders of 1,180,436 warrants accepted the offer, acquiring 1,180,436 shares of common stock.

The Company has reviewed FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8.  The Company's understanding is that ASC topic 718 applies to share-based payment transactions that are originally recognized to expense.  In such instances, when a modification occurs, the additional expense from such modification is recognized in the applicable current period.  The Company believes that, under such circumstances, additional expense is recognized in the then current period because the original instrument had initially been expensed.  The Company agrees that, had the warrants it modified been issued as compensation for services, expense resulting from subsequent modification of the warrants would be required to be recognized in the applicable current period.  However, the Company believes that the Company's modifications of warrants in connection with its warrant tender offer are distinguishable from the treatment of modifications to warrants issued as stock-based compensation.  The warrants that were modified by the Company were originally issued as part of an equity unit in connection with a private offering by the Company.  Accordingly, it is submitted that the warrants were valued and properly charged to general and administrative expenses as part of the cost of the issuance.  Since the original value of the warrants was expensed, the Company believes that any change in value resulting from modification of the warrants should also have been accounted for as a general and administrative expense in the current period.

The Company has recalculated the fair value of the amended warrants issued in exchange for original warrants in the Company's warrant tender offer using the Black-Scholes model. The Company has determined that the fair value of the amended warrants increased as compared to the fair value of the original warrants.

In the Company's warrant tender offer, a total of 1,180,436 original warrants with a weighted average exercise price of $1.02 per share were exchanged for amended warrants with a reduced exercise price of $0.75 per share. The weighted average closing sale price of the Company's common stock on the OTCBB on the dates on which the warrants were exercised was $7.23.  In addition, among other things, the remaining life of the amended warrants had been shortened and the treasury interest rate had increased.  As a result, the aggregate fair value of the 1,180,436 original warrants with an exercise price of $1.02 per share, exchanged for 1,180,436 amended warrants with a reduced exercise price of $0.75 per share, increased from $5,842,179 to $8,398,024, resulting in an expense of $2,555,845 for the three months ended March 31, 2013.

The Company believes that the additional $2,555,845 resulting from the modification of the warrants should therefore be accounted for as investor relationship expense and included in general and administrative expense in the first quarter of the 2013 period.  The Company determined that the additional expense is not material to the financial statements at March 31, 2013.  Therefore, the Company will include the expense in subsequent SEC filings.

Form 10-Q for the Quarterly Period Ended March 31, 2013
Item 4.  Controls and Procedures, page 25

35.
We acknowledge your disclosure that states that as of the end of the period covered by your report your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were ineffective.  Please provide us proposed revised disclosure to be included in future periodic reports that includes a discussion of the weaknesses identified in the design and/or operation of your disclosure controls and procedures that resulted in the conclusion that your disclosure controls and procedures were not effective.  Describe the type of weaknesses identified, explain when they occurred, when they were discovered and the circumstances that led to their discovery. Tell us and disclose the procedures that you are establishing to address the weaknesses in your disclosure controls and procedures and the time frame in which these remedial procedures will be implemented.  Identify the parties responsible for creating and implementing these procedures and describe their role.

The types of weaknesses identified.

1.           We Do Not Have an Audit Committee – While not being legally obligated to have an audit committee, it is the management’s view that such a committee, including a financial expert member, is an utmost important entity level control over our company’s financial statement. Currently, the Board of Directors acts in the capacity of the Audit Committee, and does not include a member that is considered to be independent of management to provide the necessary oversight over management’s activities. This has been a weakness since the company’s inception as it has never had an audit committee.

2.           No Segregation of Duties - The ineffectiveness of our internal control over financial reporting relates to a shortage of resources in the accounting department required to assure appropriate segregation of duties with employees having appropriate accounting qualifications related to the Company’s unique industry accounting and disclosure rules. Our company has not maintained sufficient internal controls over financial reporting for the cash process, including failure to segregate cash handling and accounting functions. Our company retains copies of all financial data and material agreements; however there is no formal procedure. Our company does not have any policies that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. This has been a weakness since the company’s inception as it has never had adequate segregation of duties.

Explain when they occurred.

The Company has not had an audit committee since its inception. The Company has not had effective segregation of duties since its inception.

Explain when they were discovered.

Both weaknesses were discovered during the first quarter of 2013.

Explain the circumstances that led to their discovery.

An evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s procedures and internal control over financial reporting as the Company prepared the Form 10.

Tell us and disclose the procedures that you are establishing to address the weaknesses in your disclosure controls and procedures and the time frame in which these remedial procedures will be implemented.

To remedy the weaknesses we found in our internal control, the Company plans to set up formal policies and procedures designed to encourage and assist employees in living up to high standards of integrity. The Company intends to hire additional staff members, either as employees or consultants. These additional staff members will be responsible for making sure that information required to be disclosed in our reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required and the staff members will have segregated responsibilities with regard to these responsibilities. Management seeks to maintain the effectiveness of internal control over financial reporting by careful personnel selection and training, division of responsibilities, establishment and communication of policies, and ongoing internal reviews and audits. Management anticipates the process in which it plans to create segregation of duties within the Company will be complete during 2014. The Company also intends to establish an audit committee by the end of 2013.

Identify the parties responsible for creating and implementing these procedures and describe their role.

The CEO and CFO, along with management as a whole, will begin implementing policies to rectify these internal control weaknesses. The CEO and CFO will play an integral role in establishing policies that contribute to the segregation of duties and will be key in hiring new personnel. The CEO and CFO will also largely determine what individuals should be appointed to the audit committee.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Noreen Griffin
Noreen Griffin
Chief Executive Officer

Attachment:
Trading Prices for a range of dates covering March 23, 2012 and April 24, 2012 per OTC Markets

Date	Open	High	Low	Close	Volume	Volume Total
3/7/12	0.009	0.009	0.009	0.009	0	0
3/8/12	0.009	0.009	0.009	0.009	0	0
3/9/12	0.009	0.009	0.009	0.009	0	0
3/12/12	0.009	0.009	0.009	0.009	0	0
3/13/12	0.009	0.009	0.009	0.009	0	0
3/14/12	0.009	0.009	0.009	0.009	0	0
3/15/12	0.009	0.009	0.009	0.009	0	0
3/16/12	0.009	0.009	0.009	0.009	0	0
3/19/12	0.009	0.009	0.009	0.009	0	0
3/20/12	0.009	0.009	0.009	0.009	0	0
3/21/12	0.009	0.009	0.009	0.009	0	0
3/22/12	0.009	0.009	0.009	0.009	0	0
3/23/12	0.009	0.009	0.009	0.009	0	0
3/26/12	0.009	0.009	0.009	0.009	0	0
3/27/12	11.000	11.000	10.010	10.010	660	660
3/28/12	10.010	10.010	10.010	10.010	0	0
3/29/12	10.010	10.010	10.010	10.010	0	0
3/30/12	9.000	9.000	9.000	9.000	190	190
4/2/12	8.000	8.000	8.000	8.000	319	319
4/3/12	7.000	7.000	6.000	6.000	1743	1743
4/4/12	6.000	6.000	6.000	6.000	0	0
4/5/12	6.000	6.000	6.000	6.000	200	200
4/9/12	8.000	8.000	8.000	8.000	101	101
4/10/12	8.000	8.000	8.000	8.000	0	0
4/11/12	8.000	8.000	8.000	8.000	0	0
4/12/12	8.000	8.000	8.000	8.000	0	0
4/13/12	8.000	8.000	8.000	8.000	0	0
4/16/12	8.000	8.000	8.000	8.000	0	0
4/17/12	8.000	8.000	8.000	8.000	0	0
4/18/12	8.000	8.000	8.000	8.000	0	0
4/19/12	8.000	8.000	8.000	8.000	0	0
4/20/12	8.000	8.000	8.000	8.000	0	0
4/23/12	8.000	8.000	8.000	8.000	0	0
4/24/12	8.000	8.000	8.000	8.000	0	0
4/25/12	8.000	8.000	8.000	8.000	0	0
4/26/12	8.000	8.000	8.000	8.000	0	0
4/27/12	8.000	8.000	8.000	8.000	0	0
4/30/12	8.000	8.000	8.000	8.000	0	0